UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)


                             CPI Corp.
                         (Name of Issuer)


                           Common Stock
                  (Title of Class of Securities)



                            125-902106
                          (CUSIP Number)






























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               (PAGE NUMBERS REFER TO PAPER DOCUMENT ONLY)

CUSIP No. :125-902106

     1.       Names of Reporting Persons: Alyn V. Essman
              I.R.S. Identification Nos. of above persons
              (entities only).


     2.       Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) ______________________________________________

              (b) ______________________________________________

     3.       SEC Use Only _____________________________________

     4.       Citizenship or Place of Organization: U.S.A.

Number of     5.  Sole Voting Power: 531,913 at December 31, 2000
Shares
Beneficially  6.  Shared Voting Power: 0
Owned by Each
Reporting     7.  Sole Dispositive Power: 531,913 at December 31,
Person With:      2000

              8.       Shared Dispositive Power: 0

     9.       Aggregate Amount Beneficially Owned by Each
              Reporting Person: 531.913 at December 31, 2000

    10.       Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions) X

    11.       Percent of Class Represented by Amount in Row (11):
              7.0% at December 31, 2000

    12.       Type of Reporting Person (See Instructions): IN

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CUSIP No.: 125-902106

Item 1.
          (a) The name of the issuer is CPI Corp. ("Issuer")

          (b) The principal executive office is located at 1706
              Washington Blvd., St. Louis, Missouri 63103.

Item 2.
          (a) The name of the person filing this statement is Alyn V. Essman.

          (b) The principal business office of Alyn V. Essman is 1706 Washington Blvd., St. Louis, Missouri 63103.

          (c) This statement relates to the Common Stock of Issuer.

          (d) The CUSIP Number of the Common Stock is 125-902106.

Item 3.   If this statement is filed pursuant to sub-sections
          240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with sub-section 240.13d-1(b)(1)(ii)(F);

          (f) [ ] An employee benefit plan or endowment fund in accordance with sub-section
                  240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with sub-section 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                  1813);

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          (i) [ ] A church plan that is excluded from the
                  definition of an investment company under
                  Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with
                  sub-section 240.13d-1(b)(1)(ii)(J);

Item 4.   Ownership

          (a) Amount beneficially owned: 531,913 at December 31, 2000. (Excludes 40,000 shares of Common Stock beneficially owned by Mr. Essman's wife and 111,100 shares of Common Stock beneficially owned by the Essman Family Charitable Foundation, with respect to each of which Mr. Essman expressly disclaims beneficial ownership. Includes options exercisable at December 31, 2000, to acquire 366,798 shares of Common Stock.)

          (b) Percentage of class: 7.0% at December 31, 2000.

          (c) Number of shares as to which the person has:

              (i)   Sole power to vote or direct the vote:
                    531,913 at December 31, 2000.
              (ii)  Shared power to vote or direct the vote: 0.
              (iii) Sole power to dispose or direct the
                    disposition of: 531,913 at December 31, 2000.
              (iv)  Shared power to dispose or direct the
                    disposition of: 0.

Instruction:  For computations regarding securities which
              represent a right to acquire an underlying security see sub-section 240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.


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CUSIP No.: 125-902106

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

          Not Applicable.


























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CUSIP No.: 125-902106


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

Signature:  /S/ Alyn V. Essman
                -------------------
Name/Title:     Alyn V. Essman





































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